April 9, 2013

Via Edgar

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Form 10-12B/A
Filed March 12, 2013
File No. 001-35777

Dear Mr. McTiernan:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 1, 2013 (the “Comment Letter”), relating to Amendment No. 2 to the Company’s Registration Statement on Form 10-12B (001-35777) that was filed on March 12, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”), including, as Exhibit 99.1, a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement against Amendment No. 3 to the Registration Statement, which was filed on March 27, 2013 and included Exhibits 3.1, 3.2, 10.2 and 21.1 to the Registration Statement, and the Information Statement against the March 12, 2013 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Application of Critical Accounting Policies, page 77

1.	As your Initial Portfolio continues to change, please update your critical accounting policy discussion accordingly. For example, please expand your disclosure regarding investments in equity method investees to address the expected accounting for your equity method investment related to consumer loans; currently, you only address your investments which invest in Excess MSRs.

The Company respectfully informs the Staff that it has reviewed its discussion of critical accounting policies in light of the current composition of its Initial Portfolio. As requested by the Staff, the Company has expanded the disclosure of its accounting policies for investments in equity method investees to address the accounting for its investment in consumer loans. This disclosure is included on page 83 of the Information Statement and is set forth below in underlined text for ease of reference. The Company affirms that, with this additional disclosure, its discussion of critical accounting policies reflects the material estimates and assumptions that could affect the reported amounts of all of the assets and liabilities in the Initial Portfolio.

Investments in Equity Method Investees

We account for our interests in entities over which we exercise significant influence, but with respect to which the requirements for consolidation are not met, as investments in equity method investees. These investments are recorded based on the equity method of accounting, unless we elect to measure them at fair value.

Our investment in equity method investees that own consumer loans will be accounted for based on the equity method of accounting. Pursuant to ASC 825-10-25, we have elected to measure at fair value our investments in equity method investees that own Excess MSRs. The equity method investees that own the Excess MSRs have also elected to measure their investments at fair value pursuant to ASC 825-10-25.

Initial Portfolio, page 81

2.	We note your responses to comments 3 and 6 from our letter dated March 5, 2013 and your revised disclosure on page 82. For each equity method investment, please further disclose the type of interests held in each investee. Clarify if there are any managing member interests or general partner interests. Also, as it relates to the co-investment in the consumer loans, clarify if Springleaf already owns and/or services the loans that will be acquired or if they will be purchased from an unrelated third- party. Lastly, please provide us with the analysis in which you determined that the equity method investees are not VIEs; please address how you considered the role of the servicers of the underlying assets in your conclusion.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

The Company has expanded its disclosure (i) to specify the type of interests held in each equity method investee and (ii) to clarify that, prior to the Company’s investment in consumer loans, Springleaf did not own or service the portfolio. This disclosure is included on pages 85 and 109-110, and on pages 10, 93, 118, 141 and F-30, respectively, of the Information Statement and is set forth below in underlined text for ease of reference.

On January 31, 2013, we completed the first closing of this co-investment. The first closing relates to Excess MSRs on loans with an aggregate UPB of approximately $58 billion as of December 31, 2012, that are owned, insured or guaranteed by Fannie Mae or Freddie Mac…The investment is owned by (i) Nationstar and (ii) limited liability companies in which we have 50% membership interests. These entities do not have a managing member. They were formed on December 12, 2012 or January 3, 2013, as applicable, for the purpose of making this investment, and they commenced operations (or will commence operations) upon the completion of their respective portions of the investment. Our voting rights and economic rights are pro rata to our equity ownership in these entities.

In addition, on January 4, 2013, we completed a co-investment in Excess MSRs on a portfolio of Ginnie Mae residential mortgage loans with a UPB of approximately $13 billion as of November 30, 2012…The investment is owned by (i) Nationstar and (ii) a limited liability company in which we have a 50% membership interest. This entity does not have a managing member. It was formed on December 12, 2012 for the purpose of making this investment and commenced operations upon the completion of the investment. Our voting rights and economic rights are pro rata to our equity ownership in this entity.

On March 5, 2013, we agreed to co-invest in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. On April 1, 2013, we completed this co-investment through newly formed limited liability companies (collectively, “the consumer loan companies”). The consumer loan companies acquired the portfolio from HSBC Finance Corporation and its affiliates. We invested approximately $250 million for 30% membership interests in each of the consumer loan companies. Of the remaining 70% of the membership interests, Springleaf acquired 47%, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. Springleaf will act as the managing member of the consumer loan companies. The consumer loan companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The consumer loan companies were formed on March 19, 2013 for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

Below is the analysis by which the Company determined that its equity method investees are not VIEs, including the impact on the Company’s conclusion of the role of the servicers of the underlying assets.

Excess MSR Investments

The Company and a Fortress-managed fund each own 50% of the entities invested in Excess MSRs and will jointly make the decisions that most significantly impact the economic performance of the entities. Examples of these decisions include whether to obtain debt financing for the Excess MSRs and whether to buy additional assets or sell the assets in the future. Nationstar services the loans underlying the Excess MSRs. Nationstar does not have an interest in the entities or participate in making the major decisions of the entities described above. The analysis below describes why the entities do not meet any of the criteria of a VIE under ASC 810-10-15-14.

•	ASC 810-10-15-14(a) – The entities invested in the Excess MSRs are financed with 100% equity.

•	ASC 810-10-15-14(b1) – As described above, the Company and the Fortress-managed fund jointly make the decisions that will most significantly impact the economic performance of the entities.

•	ASC 810-10-15-14(b2) – The Company and the Fortress-managed fund each have an obligation to absorb the expected losses of the entities on a pro rata basis.

•	ASC 810-10-15-14(b3) – The Company and the Fortress-managed fund each have a right to receive the expected residual returns of the entities on a pro rata basis.

•	ASC 810-10-15-14(c) – The voting rights of the Company and the Fortress-managed fund in each entity are proportional to their obligations to absorb the expected losses of such entity.

Consumer Loan Investment

The Company, Springleaf and Blackstone own 30%, 47% and 23%, respectively, of the entities that own the consumer loans. Springleaf is the managing member of the entities. As a result, Springleaf will make the decisions that most significantly impact the economic performance of the entities. Examples of these decisions include whether to obtain debt financing for the consumer loans and retention or replacement of the servicer. In addition, Springleaf will be the servicer of the loans after a servicing transition period. The analysis below describes why the entities do not meet any of the criteria of a VIE under ASC 810-10-15-14.

•

ASC 810-10-15-14(a) – The entities are financed with 28% equity and 72% debt, which the Company believes is sufficient equity to permit the entities to finance their activities without additional subordinated financial support.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

•	ASC 810-10-15-14(b1) – As described above, one of the entities’ members, Springleaf will make the decisions that will most significantly impact the economic performance of the entities.

•	ASC 810-10-15-14(b2) – The Company, Springleaf and Blackstone will each have an obligation to absorb the expected losses of the entities on a pro rata basis.

•	ASC 810-10-15-14(b3) – The Company, Springleaf and Blackstone will each have a right to receive the expected residual returns of the entities on a pro rata basis.

•

ASC 810-10-15-14(c) – Since Springleaf will make the decisions that will most significantly impact the economic performance of the entities, the Company and Blackstone do not have voting rights that are proportional to their obligations to absorb the expected losses of the entities and their rights to receive the expected residual returns of the entities. However, substantially all of the entities’ activities are not conducted on behalf of either the Company or Blackstone.

Other Investments, page 88

3.	We note your disclosure on pages 152 and 155 stating that investments in consumer loans will only generate qualifying gross income and qualify as real estate assets for purposes of the REIT gross income and asset tests, respectively, for one year following the receipt of new capital used to purchase the investment. In that regard, please discuss your plans regarding these assets as they relate to maintaining your qualification as a REIT. Specifically, tell us and disclose whether you intend to sell the investments in consumer loans, or whether you anticipate that they will become insignificant for purposes of the REIT qualification tests. Furthermore, it appears that you have presented your pro forma financial statements assuming that you will qualify as a REIT; please clarify how this is factually supportable given the asset portfolio included.

The Company expects to realize a significant portion of the anticipated return on its consumer loans during the first 12 months following the investment. As income from the investment declines, the impact of this investment on the REIT income tests will diminish. In addition, while the consumer loans will generate non-qualifying income for purposes of the 75% gross income test, they will generate qualifying gross income for purposes of the 95% income test before and after the one year period following the receipt of new capital. At the same time, the Company expects to make new investments in qualifying real estate assets that generate qualifying income for purposes of both the 75% and 95% gross income tests. These events will meaningfully reduce the proportion of non-qualifying assets held and income generated by the Company’s portfolio. To the extent deemed advisable by the Manager, the Company would also consider contributing assets that generate non-qualifying income to a taxable REIT subsidiary or selling such assets in order to maintain its REIT qualification. For the foregoing reasons, the Company believes that its pro forma financial statements are factually supportable with regard to the assumption of REIT compliance.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

4.	Please further expand your disclosure to include the following:

•	Amount of the consumer loan pool that will be made up of personal unsecured loans versus personal homeowner loans,

•	For the loans secured by other assets, breakdown of the type of asset (i.e., second or third liens on real estate),

•	Loan maturity schedule, and

•	Discussion of interest rates and a breakdown between fixed and adjustable rate loans.

The Company has expanded its disclosure to provide the requested information, to the extent available. The Company respectfully informs the Staff that it does not have a breakdown of the types of assets securing the personal homeowner loans (i.e., second or third liens on real estate). The disclosure is included in the table on pages 93 and 119. For ease of reference, this table is also included in Annex A, and the requested disclosures are included in the following columns:

•	Personal unsecured loans – please see “Personal unsecured loans”

•	Personal homeowner loans – please see “Personal homeowner loans”

•	Loan maturity – please see “Weighted Average Expected Life (Years)”

•	Interest rates – please see “Weighted Average Coupon” and the discussion related to Adjustable Rate Mortgages in the footnotes

•	Fixed and adjustable rate loans – please see “Adjustable Rate Loan %”

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

5.	We note your response to comment 5 from our letter dated March 5, 2013. We will continue to monitor future amendments for the presentation of New Residential’s new capital structure and pro forma per share data once the distribution ratio has been determined.

The Company has established a distribution ratio of one share of New Residential common stock for each share of Newcastle common stock, as disclosed on page 23. The Company has revised its presentation of its capital structure and pro forma per share data accordingly, which is included on page F-6. For ease of reference, this table is also included in Annex B hereto.

6.	We continue to question the appropriateness of your pro forma income statement. Please further address why the historical results of the acquired non-Agency RMBS are not

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

available; clarify if this information was not available upon acquisition by Newcastle. Please also specifically address your consideration of the March 5, 2013 agreed-upon equity method investment in a portfolio of consumer loans when presenting your pro forma income statements. We may have further comment.

The Company did not include adjustments in its pro forma statements of operations for the acquisition of certain assets as if they had occurred at the beginning of the periods presented because the potential adjustments could not be based on historically determined amounts and were not factually supportable and are, therefore, not permissible under S-X 11-02(b)(6) as interpreted in Section 3210.2 of the Financial Reporting Manual of the Commission’s Division of Corporation Finance.

The entities that purchased the consumer loan portfolio were formed specifically to make this investment. The loans were acquired from a third party and were serviced by a third party prior to the acquisition. The Company does not have access to the historical results for these loans prior to the acquisition date. In addition, the pool of loans was not consistent throughout the pro forma period due to additional lending related to revolving loans, paydowns and defaults.

Similar to the consumer loans, the non-Agency RMBS were not owned by Newcastle at the beginning of the periods presented, and the historical results of the acquired non-Agency RMBS are not available. In addition, the composition of the loans underlying the non-Agency RMBS as of the date of the Company’s acquisition necessarily differs from the composition of the pool during the period covered by the pro forma statement of operations due to prepayment and default activity prior to acquisition. For the foregoing reasons, the Company believes that its pro forma income statement is appropriate.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-4

7.	We note that you entered into an agreement on February 27, 2013 to purchase a 70% interest in non-performing residential loans for $35 million. We also note that subsequent to December 31, 2012 you acquired additional non-Agency RMBS for approximately $191 million. Please tell us why these investments, and any related financing, have not been included in your pro forma balance sheet.

The Company respectfully informs the Staff that it previously did not include its interests in residential loans and non-Agency RMBS acquired subsequent to December 31, 2012 in the pro forma balance sheet due to the immateriality of each individual transaction in relation to the Company’s financial statements. The Company respectfully informs the Staff that it has now included these transactions in its pro forma balance sheet for the sake of clarity and completeness. This disclosure is included in the table on page F-4 of the Information Statement. For ease of reference, this table is also included in Annex B hereto.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

8.	Note (c) indicates that the presentation assumes that the equity method investments will be funded entirely with equity; however, we note the disclosure on page 9 and elsewhere in the filing that the equity used to invest in the consumer loan portfolio will not exceed $450 million. Please reconcile these statements and clearly explain how your company and/or Newcastle will fund these purchases. In light of the uncertainty surrounding the funding of these potential purchases, please explain further how you determined that the acquisitions are probable at this time. We may have further comment.

The Company has updated its disclosure regarding the investment in consumer loans, which was completed on April 1, 2013. As noted in the disclosure, the investment was funded with equity from an affiliate of Blackstone, Springleaf and the Company, and financing in the form of asset backed notes. This disclosure is included on pages 10, 93, 118, 141 and F-30 and is set forth below for ease of reference.

On March 5, 2013, we agreed to co-invest in a portfolio of consumer loans with a UPB of approximately $4.2 billion as of December 31, 2012. The portfolio includes over 400,000 personal unsecured loans and personal homeowner loans originated through subsidiaries of HSBC Finance Corporation. On April 1, 2013, we completed this co-investment through newly formed limited liability companies (collectively, “the consumer loan companies”) that acquired the portfolio from HSBC Finance Corporation and its affiliates. We invested approximately $250 million for 30% membership interests in each of the consumer loan companies. Of the remaining 70% of the membership interests, Springleaf acquired 47% and will act as the managing member of the consumer loan companies, and an affiliate of Blackstone Tactical Opportunities Advisors L.L.C. acquired 23%. The consumer loan companies financed $2.2 billion of the approximately $3.0 billion purchase price with asset-backed notes. The consumer loan companies were formed on March 19, 2013 for the purpose of making this investment and commenced operations upon the completion of the investment. After a servicing transition period, Springleaf will be the servicer of the loans and will provide all servicing and advancing functions for the portfolio.

* * *

In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael McTiernan

Securities and Exchange Commission

April 9, 2013

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

Richard Aftanas

Annex A

The following table summarizes the characteristics of the loans in this consumer loan portfolio as of December 31, 2012. We hold a 30% interest in the entities that acquired the consumer loan portfolio.

	Collateral Characteristics
	Unpaid Principal Balance (bn)	Personal Unsecured Loans %	Personal Homeowner Loans %	Number of Loans	WA Original FICO Score (A)	WA Coupon	Adjustable Rate Loan % (B)	Average Loan Age (months)	Average Expected Life (Years)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	3 Month CRR (D)	3 Month CDR (E)

Consumer Loans	$4.2	84.0%	16.0%	439,573	636	18.5%	10.0%	90	3.0	4.0%	2.5%	5.5%	13.7%	13.5%

(A)	WA original FICO score represents the FICO score at the time the loan was originated.
(B)	The weighted average margin, floor and ceiling on variable loans are 16.12%, 1.31% and 22.33% respectively.
(C)	Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or more than 90 days, respectively.
(D)	3 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the three months as a percentage of the total principal balance of the pool.
(E)	3 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the three months as a percentage of the total principal balance of the pool.

Annex B

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2012

		Closed		Pending
		Transaction		Transaction
	Historical (a)	Adjustments		Adjustments		Pro Forma
Assets
Cash and cash equivalents	$—	$—		$	(h)	$
Investments in excess mortgage servicing rights at fair value	245,036	—		—			245,036
Real estate securities, available-for-sale	289,756	1,321,780	(b)	—			1,611,536
Residential mortgage loans, held-for-investment	—	35,000	(c)	—			35,000
Investments in equity method investees, excess mortgage servicing rights at fair value	—	134,790	(d)	226,000	(i)		360,790
Investments in equity method investees, consumer loans	—	247,971	(e)	—			247,971
Other assets	84	—		—			84

	$534,876	$1,739,541		$226,000			$2,500,417

Liabilities and Equity

Liabilities
Repurchase Agreements	$150,922	$1,024,055	(f)	$—			$1,174,977
Due to Newcastle	5,136	—		—			5,136
Accrued expenses	348	—		—			348
Purchase price payable on investments in excess mortgage servicing rights	59	—		—			59
Accrued interest payable	55	—		—			55

	156,520	1,024,055		—			1,180,575

Newcastle’s Equity
Common stock, $0.01 par value, 2,000,000,000 authorized 172,525,645 issued and outstanding on a pro form basis	—	—		1,725	(j)		1,725
Additional paid in capital	—	—		1,302,591	(g)		1,302,591
Newcastle’s Equity	362,830	715,486	(g)	(1,078,316	) (g)		—
Accumulated other comprehensive income (loss)	15,526	—		—			15,526

Total Newcastle’s Equity	$378,356	$715,486		$226,000			$1,319,842

	$534,876	$1,739,541		$226,000			$2,500,417

[Notes have been excluded from the Annex]

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2012

		Closed
		Transaction
	Historical (a)	Adjustments		Pro Forma
Revenues
Interest income	$33,759	$15,592	(b)	$49,351
Interest expense	704	4,491	(c)	5,195

Net Interest Income	33,055	11,101		44,156

Change in fair value of investments in excess mortgage servicing rights	9,023	—		9,023
Other income (loss)	8,400	—		8,400

	17,423	—		17,423

Expenses
Legal and other professional fees	5,449	—		5,449
Audit fees	429	—		429
Management fees allocated by Newcastle	3,353	825		4,178

	9,231	825		10,056

Net Income	$41,247	$10,276		$51,523

Net income per share:
Basic	N/A			$0.36	(e)
Diluted	N/A			$0.35	(f)

Weighted average number of shares outstanding:
Basic	N/A			144,146,370	(e)
Diluted	N/A			145,766,413	(f)

[Notes have been excluded from the Annex]